UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of an Officer and Departure of a Director

Following the resignation of Ian Dorais, who resigned from his position as Vice President, Merchandising and Merchandise Planning of Birks Group Inc. (the “Company”) for personal reasons, effective June 26, 2015, Merritt Mayher was promoted to Vice President, Merchandising and Merchandise Planning, effective October 6, 2015. Since November 2, 2014, Ms. Mayher was the Director, Birks Product Development and Merchandising and prior thereto was the Director, Bridal Merchandising of Mayors since May 6, 2013. Ms. Mayher holds a M.B.A. from the Massachusetts Institute of Technology and a B.A. in History and Art History from the Williams College in Williamstown, Massachusetts. She has more than 20 years of experience in the field of supply chain in luxury merchandising and marketing.

On December 23, 2015, Guthrie Stewart advised the Company that due to his recent appointment as an officer of The Public Sector Pension Investment Board (PSP Investments), he will be resigning as a (i) director of the Company, (ii) member of the Audit Committee of the Company; and (iii) member of the Compensation Committee of the Company, each effective as of December 31, 2015. The Corporate Governance and Nominating Committee has begun the process of finding a replacement for Mr. Stewart.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: December 23, 2015		Vice President, Legal Affairs and Corporate Secretary

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